Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio amounts)

(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before income taxes	$110	$70	$556	$553	$333	$(65)	$(86)
Equity in losses (earnings) from unconsolidated affiliates	(1)	—	(5)	(2)	(3)	(4)	23

	109	70	551	531	330	(69)	(63)

Add:
Fixed charges	126	113	502	494	543	693	687
Distributed income of equity method investees	1	—	3	2	4	3	3

Subtract:
Interest capitalized	—	—	(1)	(1)	(2)	(3)	(3)

Earnings available for fixed charges	$286	$183	$1,055	$1,026	$878	$624	$624

Fixed Charges:
Interest expense(1)	$104	$90	$394	$377	$416	$571	$557
Interest capitalized			1	1	2	3	3
Estimated interest included in rent expense	22	23	107	116	125	119	127

Total Fixed Charges	$126	$113	$502	$494	$543	$693	$687

Ratio of Earnings to Fixed Charges(2)	1.9	1.6	2.1	2.1	1.6	—	—

(1)	Includes the amortization of debt discounts, premiums and capitalized expenses related to indebtedness.
(2)	Earnings for the years ended December 31, 2013 and 2012 were inadequate to cover fixed charges by $69 million and $63 million, respectively.